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15048972

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67196

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RiverSource Distributors, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 Ameriprise Financial Center, 707 2nd Avenue South
(No. and Street)

Minneapolis	MN	55474
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David K. Stewart (612) 678-4769
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Dr	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David K. Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RiverSource Distributors, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RENEE A. BOBICK
Notary Public
Minnesota
My Commission Expires Jan. 31, 2020

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

RiverSource Distributors, Inc.
SEC File Number: 8-67196
December 31, 2014
With Report of Independent Registered Public Accounting Firm

RiverSource Distributors, Inc.
Statement of Financial Condition
December 31, 2014

Contents

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
RiverSource Distributors, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of RiverSource Distributors, Inc. (the "Company") at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit of the statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2015

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

RiverSource Distributors, Inc.
Statement of Financial Condition
December 31, 2014
(in thousands except share amounts)

Assets		
Cash and cash equivalents	$	26,500
Receivables:		
Due from affiliates		57,764
Other		50
Deferred income taxes, net		1,762
Other assets		1,150
Total assets	$	87,226
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses:		
Due to affiliates	$	55,329
Due to third party distributors		4,938
Accrued salaries and employee benefits		5,369
Other payables		134
Total liabilities		65,770
Commitments and contingencies (see note 7)		
Stockholder's equity:		
Common stock $.01 par value per share:		
Authorized, issued and outstanding shares - 100		–
Additional paid-in capital		21,940
Accumulated deficit		(484)
Total stockholder's equity		21,456
Total liabilities and stockholder's equity	$	87,226

The accompanying notes are an integral part of these financial statements.

1. Organization and Significant Accounting Policies

Organization

RiverSource Distributors, Inc. (the Company) is incorporated under the laws of the state of Delaware. The Company is a wholly owned subsidiary of Ameriprise Financial, Inc. (the Parent). The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company provides underwriting and distribution services for financial products of affiliated companies, RiverSource Life Insurance Company and RiverSource Life Insurance Co. of New York, which offer variable insurance and annuity products.

Basis of Financial Statement Presentation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. These accounting estimates reflect the best judgment of management and actual amounts could differ significantly from those estimates.

Significant Accounting Policies

Fair value of financial instruments: Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature and based on market interest rates available to the Company at December 31, 2014, approximate fair value.

Cash and cash equivalents: Cash equivalents include commercial paper with original maturities of 90 days or less.

Income taxes: The Company's provision for income taxes represents the net amount of income taxes that the Company expects to pay or to receive from various taxing jurisdictions in connection with its operations. The Company provides for income taxes based on amounts that the Company believes it will ultimately owe taking into account the recognition and measurement for uncertain tax positions. Inherent in the provision for income taxes are estimates and judgments regarding the tax treatment of certain items. In connection with the provision for income taxes, the financial statements reflect certain amounts related to deferred tax assets and liabilities, which result from temporary differences between the assets and liabilities measured for financial statement purposes versus the assets and liabilities measured for tax return purposes. The Company's taxable income is included in the consolidated federal and state income tax returns of the Parent. The Company provides for income taxes on a separate return basis, except that, under an agreement between the Parent and the Company, tax benefits are recognized for losses to the extent they can be used in the consolidated return. It is the policy of the Parent to reimburse its subsidiaries for any tax benefits recorded.

2. Recent Accounting Pronouncements

Future Adoption of New Accounting Standards

Presentation of Financial Statements - Going Concern

In August 2014, the FASB updated the accounting standard related to an entity's assessment of its ability to continue as a going concern. The standard requires that management evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. In situations where there is substantial doubt about an entity's ability to continue as a going concern, disclosure should be made so that a reader can understand the conditions that raise substantial doubt, management's assessment of those conditions and any plan management has to mitigate those conditions. The standard is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early adoption is permitted. The adoption of the standard is not expected to have a material impact on the Company's results of operations and financial condition.

Compensation - Stock Compensation

In June 2014, the FASB updated the accounting standards related to stock compensation. The update clarifies the accounting for share-based payments with a performance target that could be achieved after the requisite service period. Specifically, the update specifies the performance target should not be reflected in estimating the grant-date fair value of the award. Instead, the probability of achieving the performance target should impact vesting of the award. The standard is effective for interim and annual periods beginning after December 15, 2015 and early adoption is permitted. The adoption of the standard is not expected to have a material impact on the Company's results of operations and financial condition.

Revenue from Contracts with Customers

In May 2014, the FASB updated the accounting standards for revenue from contracts with customers. The update provides a five step revenue recognition model for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers (unless the contracts are in the scope of other standards). The standard also updates the accounting for certain costs associated with obtaining and fulfilling a customer contract. In addition, the standard requires disclosure of quantitative and qualitative information that enables users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The standard is effective for interim and annual periods beginning after December 15, 2016 and early adoption is prohibited. The standard may be applied retrospectively for all periods presented or retrospectively with a cumulative-effect adjustment at the date of adoption. The Company is currently evaluating the impact of the standard on its results of operations and financial condition.

(in thousands)

3. Income Taxes

The Company had a payable to the Parent for federal income taxes of $119 at December 31, 2014. Also, the Company had a payable to the Parent for state income taxes of $21 at December 31, 2014, which were both included in Due to affiliates on the Statement of Financial Condition.

Significant components of the Company's deferred income tax assets and liabilities as of December 31, 2014 are as follows:

Deferred income tax assets:	
Deferred compensation and bonuses	$ 1,915
Other	1
Total deferred income tax assets	1,916
Deferred income tax liabilities:	
Deferred intercompany gain	144
State income taxes	7
Other	3
Total deferred income tax liabilities	154
Net deferred income tax asset	$ 1,762

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.

For all open tax years and all major taxing jurisdictions, management of the Company has concluded that there are no significant uncertain tax positions that would require recognition in the financial statements. Furthermore, management of the Company is also not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months. The Company has no unrecognized tax benefits or related interest and penalties for the year ended December 31, 2014.

The Company files income tax returns, as part of its inclusion in the consolidated federal income tax returns of Ameriprise Financial (the Parent), in the U.S. federal jurisdiction, and various states and foreign jurisdictions. The IRS has completed its field examination of the 1997 through 2011 tax returns. However, for federal income tax purposes, these years, except for 2007, continue to remain open as a consequence of certain unagreed-upon issues. The IRS is currently auditing the Parent's US income tax returns for 2012 and 2013. The Parent's or certain of its subsidiaries' state income tax returns are currently under examination by various jurisdictions for years ranging from 1997 through 2012 and remain open for all years after 2012.

4. Fair Values of Assets and Liabilities

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1	Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.
Level 2	Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value

The Company uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company's income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The following is a description of the valuation techniques used to measure fair value and the general classification these instrument pursuant to the fair value hierarchy.

Cash equivalents

The Company's cash equivalents, consisting of commercial paper, are classified as Level 2 and are measured at amortized cost, which approximates fair value because of the short time between the purchase of the instrument and its expected realization.

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from third party pricing services, non-binding broker quotes, or other model-based valuation techniques.

(in thousands)

The following table presents balances of assets and liabilities measured at fair value on a recurring basis:

	December 31, 2014			
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ —	$ 26,398	$ —	$ 26,398
Total assets at fair value	$ —	$ 26,398	$ —	$ 26,398

During the reporting period, there were no assets or liabilities measured at fair value that were Level 3 and there were no assets or liabilities measured at fair value on a nonrecurring basis. There were no transfers between levels during the year ended December 31, 2014.

Fair Value of Financial Instruments

In general, the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature and based on market interest rates available to the Company at December 31, 2014, approximate fair value.

5. Net Capital provisions and regulatory requirements

As a registered broker dealer, the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1).

The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain net capital equal to 2% of combined aggregate customer-related debit items, as defined (or $250, if greater).

At December 31, 2014, the Company had net capital of $13,372 which was $13,122 in excess of the amount required to be maintained. Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

6. Related-Party Transactions

The Company provides various services to other affiliates and is compensated for these services pursuant to various agreements with the affiliates to which the services are provided. The most significant activity includes providing distribution and underwriting services for affiliated insurance and annuity products sold through an affiliated field force and outside distributors.

The Company participates in the Parent's Incentive Compensation Plan. Employees are eligible to receive incentive awards including stock options, restricted stock awards (RSAs), non-qualified options, restricted stock units (RSUs), deferred share units, performance shares and similar awards designed to comply with the applicable federal regulations and laws of jurisdiction. The Company pays various employee benefit plan expenses to the Parent including expenses associated with RSAs, RSUs, stock options and deferred compensation plans, based on the value of the awards issued to the Company's employees

The Company participates in the Parent's Retirement Plan (the Plan) which covers all permanent employees age 21 and over who have met certain employment requirements. Contributions to the Plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by the Employee Retirement Income Security Act.

The Company also participates in the defined contribution pension plans of the Parent that cover all employees who have met certain employment requirements. The Company's contributions to the plans are a percentage of either each employee's eligible compensation or basic contributions.

7. Commitments and Contingencies

In the normal course of business, the Company may indemnify and guarantee certain service providers against potential losses in connection with their acting as service providers to the Company. The maximum potential amount of future payments the Company could be required to make under these indemnifications cannot be estimated, however, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded a contingent liability in the financial statements for any indemnifications.

8. Subsequent Events

As of February 25, 2015, which is the date the financial statements were available to be issued, the Company has evaluated events or transactions that may have occurred after the statement of financial condition date for potential recognition or disclosure. No events or transactions were identified requiring further recognition or disclosure.

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